

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 14, 2016

Via E-Mail
Eric Colandrea
General Counsel
Easterly Acquisition Corp.
375 Park Avenue, 21ˢᵗ Floor
New York, NY 10152

> **Re:** **Easterly Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 30, 2016**
> **File No. 333-212590**

Dear Mr. Colandrea:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Considerations, page 128

U.S. Federal Income Tax Considerations to U.S. Sungevity Holders, page 131

1.   We note your response to comment 17 of our letter dated August 16, 2016 and we re-issue our comment in part. Please revise your registration statement to include a discussion of the position Sungevity intends to take if challenged by the IRS.

Unaudited Pro Forma Condensed Combined Information, page 214

2.   We note your response to comment 23 of our letter dated August 16, 2016. Please further clarify in your disclosures how the exercise or termination of warrants totaling $12,942 is reflected in the pro forma financial information. Please specifically address how you determined the number of warrants that will be exercised versus terminated and your

basis for making this determination. In arriving at your adjustment amount of $360,643 to additional paid-in capital as part of adjustment (c), it is also not clear what the $1,314 amount reflects. Please further advise.

3.   In light of the debt reductions reflected on your pro forma balance sheet, including in adjustments (l) and (n), please help us understand why there would be no corresponding pro forma adjustments to interest expense. Please also address your consideration of the pro forma income statement impact of the elimination of the convertible redeemable preferred stock and warrants.

Financial Statements

General

4.   We note your response to comment 27 of our letter dated August 16, 2016, and your reference to Section 10220.6 of the Division of Corporation Finance Financial Reporting Manual. Easterly Acquisition Corporation has filed its Form 10-K for the year ended December 31, 2015, which precludes applicability of this section. We also note Question 45 of our FAQ on Generally Applicable Questions on Title I of the JOBS Act dated December 21, 2015, refers to a target company being acquired by an emerging growth company that is not a shell company. Please amend to provide audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet, pursuant to Item 17 of Form S-4.

Financial Statements for Sungevity, Inc.

Notes to the Financial Statements

Solar Energy Systems, page F-43

5.   We note your response to comment 30 of our letter dated August 16, 2016. Although you have not used investment tax credits since fiscal 2013, it would appear that you may have unamortized amounts related to these credits still recorded on your financial statements. In this regard, please disclose how you account for investment tax credits related to your solar energy systems, including the period over which you are recording these credits on your income statement. Please also help us better understand how you account for investment tax credits and U.S. Treasury 1603 grants received for solar energy systems which are sold rather than leased.

Warranties and Performance Obligations, page F-45

6.   We note your response to comment 32 of our letter dated August 16, 2016. In a similar manner to your response, please disclose why you are unable to determine the maximum potential amount of future payments to be provided under your minimum solar energy production output guarantees.

Revenue Recognition, page F-46

7.   We note your responses to comments 34 through 36 of our letter dated August 16, 2016. Please give us an overview of how the arrangements with your financing partners through master sales agreements are designed and correspondingly how you determined this revenue is appropriately recognized upfront based on the criteria in SAB Topic 13.A. Please ensure that your explanation addresses the following:

- Please tell us how a sale of a solar energy system is initiated and whether you are selling your solar energy system to the customer or financing partner;
- Please tell us whether the end user customer enters into a power purchase agreement or lease with you or the financing partner; and
- Please provide a summary of the responsibilities and obligations that you and the financing partner have to the customer in these arrangements both at the onset and on an ongoing basis, including who the customer deals with during the course of the lease or power purchase agreement.

Note 14. Convertible Redeemable Preferred Stock, page F-68

8.   We note your response to comment 28 of our letter dated August 16, 2016. Your disclosures indicate that the Series A, Series B, Series C and Series D redeemable preferred stock is redeemable upon the occurrence of transactions such as the sale, lease, transfer, exclusive license or other disposition of assets. We note that the merger agreement between Easterly Acquisition Corporation and Sungevity, Inc. was entered into on June 28, 2016. Please address your consideration of this merger agreement in determining it was not probable that these shares of redeemable preferred stock would be redeemable pursuant to ASC 480-10-S99-3A.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Alexander Johnson
       Hogan Lovells International LLP